14045425

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPS Financial & Insurance Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 MacArthur Blvd., 8th Floor
(No. and Street)

Newport Beach,	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Barnes 949 442-7519 x 108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Barnes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPS Financial & Insurance Services, Inc., as of March 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Lisa Barnes 5-20-2014
Signature

Finop
Title

See attached (KS)
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of Orange)

On May 20th, 2014 before me, Kyle Smith, Notary Public
(insert name and title of the officer)

personally appeared Lisa Barnes,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

KYLE SMITH
Commission # 1912536
Notary Public - California
Orange County
My Comm. Expires Nov 8, 2014

Signature [signature] (Seal)

Re: Annual Audited Report 5-20-14

CPS Financial & Insurance Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2014

Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

Independent Auditor's Report

Board of Directors
CPS Financial & Insurance Services, Inc.
Newport Beach, California

Report on the Financial Statements

I have audited the accompanying financial statements of CPS Financial & Insurance Services, Inc. (the Company) which comprise the statement of financial condition as of March 31, 2014 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPS Financial & Insurance Services, Inc. as of March 31, 2014, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
May 22, 2014

CPS Financial & Insurance Services, Inc.
Statement of Financial Condition
March 31, 2014

Assets

Cash	
Checking	$ 35,141
Money Markets	9,964
Total Cash	45,105
Securities at Market Value	310,814
Property and equipment net of depreciation of $3,883	1,283
Investment at base value	14,031
Receivables other	1,398
Prepaid expense	1,024
Total Assets	$ 373,655

Liabilities and Shareholder's Equity

Liabilities	
Accrued Liability other	$ 1,496
Commission payable	1,710
Total Liabilities	3,206
Shareholder's Equity	
Common stock ($1 par value, 100,000 shares authorized and issued; 6000 shares outstanding)	6,000
Paid-in capital	1,000
Retained earnings	363,449
Total Shareholder's Equity	370,449
Total Liabilities and Shareholder's Equity	$ 373,655

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Statement of Income (Loss)
For the Year Ended March 31, 2014

Revenues		
Commissions	$	270,037
Other revenue (net)		10,260
Interest		1
Dividend		7,373
Mark to market - securities		39,012
Total Revenues	$	326,683
Expenses		
Commission expense	$	156,702
Depreciation		948
FINRA fees		15,369
Licenses		7,040
Professional services		88,072
Rent		12,000
Miscellaneous		1,583
Total Operating Expenses		281,714
Income before Tax Provision		44,969
Income Tax Provision		800
Net Income	$	44,169

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended March 31, 2014

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total Equity
Balance, March 31, 2013	6,000	$ 6,000	$ 1,000	$ 319,280	$326,280
Net Income				44,169	44,169
Balance, March 31, 2014	6,000	$ 6,000	$ 1,000	$ 363,449	$370,449

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Statement of Changes in Financial Condition
For the Year Ended March 31, 2014

Cash Flows from Operating Activities:	
Net Income	$ 44,169
Depreciation	948
Changes in operating assets and liabilities:	
Receivables other	41
Prepaid expenses	(524)
Investment	(20)
Accounts receivable	2,000
Accounts payable	(112)
Accrued expenses	1,496
Commission payable	1,074
Net cash provided by operating activities	49,072
Cash Flows from Investing Activities	
Securities, net	(39,012)
Net cash provided from investing activities	(39,012)
Cash Flows from Financing Activities:	0
Net increase in cash	10,060
Cash at beginning of year	35,045
Cash at end of year	$ 45,105
SUPPLEMENTAL INFORMATION	
Cash paid for income taxes:	
Federal tax	$ 0
State tax	800
Cash paid for interest	$ 0

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Notes to Financial Statements
March 31, 2014

Note 1 - Organization and Nature of Business

CPS Financial & Insurance Services, Inc. (the Company), a wholly owned subsidiary of Andrew A. Holden Family Trust, is a wholesaler of variable insurance products to other Financial Industry Regulatory Agency ("FINRA") member broker/dealers registered with the Securities and Exchange Commission under SEC Rule 15c3-3(a)(2)(vi). The Company was incorporated in the state of California on April 1, 1996 under the name CPS Financial Services, Inc. On October 9, 1997, the Company changed its name to CPS Financial & Insurance Services, Inc.

On May 21, 1997 the Company was approved for membership by the National Association of Securities Dealers subject to the execution of the restriction agreement. The NASD and NYSE Member Regulation consolidated in 2007 to form FINRA. The Company will only act as a wholesaler of variable insurance products to other FINRA Regulation member broker/dealers. The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission. On May 11, 2009, CPS Insurance Services, the parent company sold the Company to Andrew A. Holden Family Trust.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company conducts 1 type of business as a securities broker-dealer.

- Selling variable life insurance or annuities

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Based upon the income reported, the commissions earned from the sale of variable life insurance represents the major portion of the business.

Revenue Recognition - The Company recognizes revenue upon receipt of the funds by The Variable Life Insurance Companies.

Note 2 – Significant Accounting Policies (continued)

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Note 3 – Fair Value (continued)

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2014.

Fair Value Measurements on a Recurring Basis
As of March 31, 2014

Assets	Level 1	Level 2	Level 3
Cash and Securities	$45,105	$ 0	$ 0

Note 4 – Related Party

The Company has paid rent for the full year, in the amount of $12,000, to its former parent company.

Note 5 – Investment

The Company has invested in a private company with a 10 percent annual rate of return. This balance represents the equity balance as of December 31, 2013 on the private company's tax return.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on March 31, 2014, the Company had net capital of $41,899 which was $36,899 in excess of its required net capital requirement of $5,000. The Company's percentage of aggregate indebtedness, $3,206 to net capital was 7.65%.

CPS Financial & Insurance Services, Inc.
Notes to Financial Statements
March 31, 2014

Note 7 – Provision for Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB ASC 740, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities.

Note 8 – Other Revenue (Net)

Other revenue (net) represents net revenue earned on the investment in a private company (See Note 5)

Pass through entity income	$2,260
Total amount (net)	$2,260

Note 9 – SIPC

The Company is not a member of the Securities Investor Protection Corporation (SIPC).

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end March 31, 2014 through May 22, 2013, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

CPS Financial & Insurance Services, Inc.
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
March 31, 2014

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 370,449
Nonallowable assets - schedule attached	(17,736)
Haircuts - schedule attached	(310,814)
Net Capital	$ 41,899
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.66% of net aggregate indebtedness	$ 214
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 36,899
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 41,578
Computation of Aggregate Indebtedness	
Total Liabilities	$ 3,206
Percentage of aggregate indebtedness to net capital	7.65%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	
Unaudited net capital	$ 43,395
Audit adjustment - other	(1,496)
Audited Net Capital	$ 41,899

CPS Financial & Insurance Services, Inc.
Non-Allowable Assets
March 31, 2014

Non –Allowable Assets	
Property and equipment, net	$ 1,283
Investment	14,031
Receivables other	1,398
Prepaid expenses	1,024
	$ 17,736

Haircuts	
Stocks at market value $310,814 @ 100%	$ 310,814
	$ 310,814

See Accompanying Notes to Financial Statements

CPS Financial & Insurance Services, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of March 31, 2014

A computation of reserve requirement is not applicable to CPS Financial & Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

CPS Financial & Insurance Services, Inc.
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of March 31, 2014

Information relating to possession or control requirements is not applicable to CPS Financial & Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

PART II
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a
Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
CPS Financial & Insurance Services, Inc.
Newport Beach, California

In planning and performing my audit of the financial statements of CPS Financial & Insurance Services, Inc. (the Company), as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatement on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
May 22, 2014